ASX/MEDIA RELEASE **8 June 2006**

AION Diagnostics Announces BioSilicon™ Breakthrough

Janney Montgomery Scott appointed to raise U.S. Venture Capital round

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Boston, MA. and Perth, Australia – Global bio-nanotech company pSivida Limited **(NASDAQ:PSDV, ASX:PSD, Xetra:PSI)** is pleased to announce that its wholly owned US subsidiary, AION Diagnostics Inc. has discovered a novel new property to its nanotechnology platform, BioSilicon™. The biomaterial has been shown to be effectively visualized on four key imaging modalities; x-ray, ultrasound, CT and MRI. This discovery could eventually lead to AION Diagnostics being competitively positioned in the multi-billion dollar imaging agent market.

"The discovery of BioSilicon's™ unique property in imaging has identified a key competitive advantage since previously only combinations of materials could achieve these properties," said Dr. Anna Kluczewska, President and Chief Executive Officer of AION Diagnostics Inc. "The discovery marks an important milestone in AION'S development and the imaging sector as a whole by bringing new properties of nanomaterials to diagnosis and preventative medicine".

AION's strategy includes spinning off early-to-revenue products while developing its molecular imaging product line. This discovery allows AION to begin development in the following areas:

Tissue Marker Products

AION's Tissue Marker portfolio of potential products is expected to be used for marking of biopsy sites and monitoring and guiding cancer therapeutic regimes. Advantages of this BioSilicon™ based technology are that the Markers can be visualized by any key imaging modality and that biodegradation time can be engineered to optimize clinical requirements for visualization and spatial enhancement of pathology. The first of these products are expected to be approved in 2008.

The FDA has indicated a 510(K) device registration path to approval for the first Tissue Marker products, with subsequent indications to be filed shortly after. We believe that the unique properties we have discovered allow AION to target multiple indications and product areas with a single formulation," says Dr. Kluczewska.

Contrast Agent Products

AION is also developing the next generation of contrast agents based on the BioSilicon™ platform with the aim of creating a novel, safe and cost effective multi-modality contrast agent. Drawing from the Tissue Marker data and expected registration, the contrast agent will target the contrast media market which, with the inclusion of radiopharmaceuticals, accounted for US$2.4 billion in sales in the U.S. alone.

AION is exploring the use of BioSilicon™ as a novel, simple to use contrast agent in expanding imaging technologies such as ultrasound contrast and hybrid imaging systems, where the advantage of having a single contrast agent is paramount. BioSilicon™ contrast agents also have the potential to allow for image fusion and multi-modality diagnostics.

Molecular Imaging

BioSilicon's™ ability to be bound or loaded with a variety of different compounds is well established and AION intends to leverage its imaging capabilities with single and multiple compound loading for highly sensitive and specific diagnosis of very early stage disease.

"Our goal is to develop a suite of molecular imaging products for targeted imaging of pathology at its earliest stages of development, thus preventing disease progression and life-threatening events," said Dr. Kluczewska.

"AION's development strategy aims to target the high-end Molecular Imaging markets, concurrently mitigating risk and bringing in early revenue from its earlier products. In effect, the multi-modality imaging property is exploited in existing market sectors during development of the molecular imaging product portfolio," said Dr. Kluczewska.

Capital Raising

AION has appointed Janney Montgomery Scott, one of America's oldest and most established investment companies, to manage the venture capital round in the U.S. providing funding for AION's next stage of development.

About AION Diagnostics

AION Diagnostics Inc. is a wholly owned subsidiary of pSivida Limited and has an exclusive license to commercialize diagnostics applications of pSivida's intellectual property for human and animal healthcare.

AION is focused on the development of products that facilitate accurate and immediate diagnosis at the early pre-symptomatic stage. Pre-symptomatic detection will significantly impact the therapeutics sector as early correct diagnosis of disease will alter the course of disease and the resultant demand for therapeutics. AION has targeted markets where there is a strong patient, provider and government need for early diagnosis that results in the opportunity to save lives and reduce the financial burden on the healthcare system.

About BioSilicon™

BioSilicon™ is a new, unique and proprietary biomaterial produced from elemental silicon. Its structure can be engineered to contain a 'honeycomb' of pores that allows BioSilicon™ to retain various compounds while also making it biodegradable. In pre-clinical studies pSivida has shown that BioSilicon™ is both biodegradable and biocompatible.

Furthermore, BioSilicon™ maintains the key semiconductor properties of silicon, is machineable at a micro level, and also demonstrates optical properties that provide the basis for a variety of potential devices for biodegradable and biocompatible diagnostic products.

-Ends-

pSivida Limited	**US Public Relations**
Brian Leedman	Beverly Jedynak
Investor Relations	President
AION Diagnostics	Martin E. Janis & Company, Inc
Tel: + 61 8 6461 9400	Tel: +1 (312) 943 1100 ext. 12
brian.leedman@aiondiagnostics.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida's subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida's intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (**PSDV**), the Australian Stock Exchange (**PSD**) and on the Frankfurt Stock Exchange on the XETRA system (**German Symbol: PSI. Securities Code (WKN) 358705**). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSilicon™ and pSivida enjoys a strong relationship with, including access to its cutting edge research and development facilities.

For more information, visit www.psivida.com and www.aiondiagnostics.com

This document contains forward-looking statements that involve risks and uncertainties. The statements are indicated by the use of words such as "potential", "believes", "expects", "anticipates" and similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: AION's failure to develop viable products that achieve the desired functionality or benefits due to regulatory, scientific or other issues, AION's failure to obtain regulatory approval for any of its products on the anticipated schedule or at all, the future shrinking of the tissue marker, contrast agent and/or molecular imaging markets; the failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida's ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues, the failure of the pSivida Inc's products to achieve expected revenues and the combined entity's inability to develop existing or proposed products. Other reasons are contained in cautionary statements in pSivida Limited's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.